Daqo New Energy Corp. Announces Pricing of Registered Follow-on Public Offering of American Depositary Shares

CHONGQING, China, May 14, 2014 -- Daqo New Energy Corp. (NYSE: DQ) (the “Company”), a leading polysilicon manufacturer based in China, today announced that the previously announced registered follow-on public offering of American depositary shares (“ADSs”) by the Company was priced at US$29.00 per ADS on May 14, 2014. The Company will issue and sell 2,000,000 ADSs. Each ADS represents 25 ordinary shares of the Company. In connection with this offering, the Company has granted the underwriter a 30-day option to purchase up to 300,000 additional ADSs.

The Company intends to use the net proceeds from this offering for the expansion of its Xinjiang polysilicon facility, upgrade of process technology at the Xinjiang polysilicon facility and general corporate purposes.

Credit Suisse Securities (USA) LLC is acting as the sole book-running manager and underwriter of the offering.

This offering is being made only by means of a prospectus supplement filed with the U.S. Securities and Exchange Commission (the "SEC") in connection with a "shelf" registration statement on Form F-3 previously filed by the Company and declared effective by the SEC. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities referred to herein have not been and will not be registered under the applicable securities laws of any jurisdiction outside of the United States of America.

Copies of the prospectus supplement and the accompanying prospectus may be obtained from Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, at Eleven Madison Avenue, New York, New York 10010-3629 or by telephone at (800) 221-1037.

About Daqo New Energy Corp.

Daqo New Energy Corp. is a leading polysilicon manufacturer based in China. Daqo New Energy primarily manufactures and sells high-quality polysilicon to photovoltaic product manufacturers. It also manufactures and sells photovoltaic wafers. For more information about Daqo New Energy, please visit www.dqsolar.com.

For more information, please contact:

Daqo New Energy Corp.
Kevin He, Investor Relations
Phone: +86-23-6486-6556
Email: Kevin.he@daqo.com